May 19, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company of New York
JNLNY Separate Account I (“Registrant”)
File Nos. 333-119659 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 19 under the Securities Act of 1933, and Amendment No. 199 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The supplement in the Amendment includes a change to the mortality and expense risk charge and a change to the optional features available under the LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefit (GMWB).

Please note that several other currently registered annuity contracts will contain the change related to the LifeGuard Freedom Flex GMWB.  Regarding the additional contracts and related registration statements, a request for approval pursuant to Rule 485(b)(1)(vii) will follow this filing.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/  FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Ellen Sazzman
       Joan E. Boros